EXHIBIT 2



                           FIRST AMENDMENT TO
              AMENDED AND RESTATED FORMATION AGREEMENT


      FIRST AMENDMENT TO AMENDED AND RESTATED FORMATION AGREEMENT, dated as of January 7, 1997 (this "Amendment"), among Santa Anita Realty Enterprises, Inc., a real estate investment trust organized as a corporation under the laws of the State of Delaware ("Realty"), Santa Anita Operating Company, a corporation organized under the laws of the State of Delaware ("Operating") (Realty and Operating each being herein referred to as a "Public Company," and together as the "Public Companies"), and Colony Investors II, L.P., a limited partnership organized under the laws of the State of Delaware ("Investor").

                             RECITAL

      Realty, Operating and Investor have entered into an Amended and Restated Formation Agreement, dated as of October 24, 1996 (the "Agreement"), which the parties desire to amend as set forth in this Amendment. Unless otherwise indicated, certain terms used herein are used as defined in the Agreement.

                             AGREEMENT

      The parties hereto agree as follows:

      1. Section 5.2(a) of the Agreement shall be amended by deleting the last sentence thereof.

      2. Section 5.9 of the Agreement shall be amended to read in its entirety as follows:

      "Section 5.9.      Other Proposals.  (a) Notwithstanding
    anything in this Agreement to the contrary, Realty and Operating and their respective subsidiaries, affiliates, officers, directors, employees, investment bankers, financial advisors, attorneys and accountants may, directly or indirectly, solicit, encourage or enter into or continue discussions, negotiations, understandings or agreements with any Person (a "Third Party") with a view to obtaining one or more Competing Transaction Proposals. In connection therewith, Realty, Operating and their respective subsidiaries, affiliates, officers, directors, employees, investment bankers, financial advisors, attorneys and accountants may provide any documents, materials and other information requested by a Third Party, except documents, materials or other information with respect to Investor which Investor has provided to Realty or Operating or their respective subsidiaries, affiliates, officers, directors, investment bankers, financial advisors, attorneys or accountants and which is subject to Section 11.1 of this Agreement.

             (b) At least five business days prior to entering into definitive agreements with respect to an Alternative
    Transaction, Realty and Operating will deliver an Alternative
    Transaction Notice to Investor, which notice will include a summary of the Alternative Transaction. During such five business day period, Investor may propose an improved transaction to the Public Companies.

             (c) If prior to the approval by the stockholders of Realty and Operating of the Realty Stockholder Matters and the Operating Stockholder Matters (i) Realty and Operating have delivered an Alternative Transaction Notice to Investor in accordance with Section 5.9(b), (ii) the terms of the Alternative Transaction are not modified in a manner adverse to Realty or Operating and (iii) Realty and Operating have paid the Termination Fee to Investor and reimbursed Investor's Transaction Expenses up to $500,000, then Realty and Operating may terminate this Agreement and enter into an agreement with the Third Party with respect to the Alternative Transaction described in the Alternative Transaction Notice that Realty and Operating gave to Investor.

             (d) The following terms have the following meanings when they are used in this Section 5.9:

                   (i) `Alternative Transaction' means a transaction with a Third Party which the Boards of Directors of Realty and Operating in good faith on the advice of a nationally recognized financial advisor determine could provide greater value to the Public Companies' shareholders than the transactions contemplated by the Transaction Agreements.

                   (ii) `Alternative Transaction Notice' means a notice that Realty and Operating propose to enter into an Alternative Transaction, which notice contains the information described in Paragraph 5.9(b).

                   (iii) `Competing Transaction Proposal' means a proposal from a Third Party relating to any recapitalization, business combination, joint venture or other transaction which would be inconsistent with the transactions which are the subject of the Transaction
      Agreements.

                   (iv) `Termination Fee' has the meaning set forth in Section 11.4(ll).

                   (v) `Transaction Expenses' has the meaning set forth in Section 11.2(a)."

      3. The last paragraph of Section 10.1 shall be amended to read in its entirety as follows:

             "In the event that this Agreement shall be terminated pursuant to this Section 10.1, Investor will be entitled to the benefits of the Special Registration Rights set forth in Exhibit M hereto, but all other further obligations of the parties under this Agreement (other than the provisions of Article 9, Section 11.1 and Section 11.2), shall terminate without any further liability of any party to the others; provided, however, that nothing herein shall relieve any party from liability for its nonperformance or breach of any provision of this Agreement if performance of or compliance with such provision was within its reasonable control."



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      4.     Section 11.2(b) of the Agreement shall be amended to
read in its entirety as follows:

             "(b) In the event that the Closing occurs, then Realty and Operating will reimburse Investor for its reasonable Transaction Expenses upon receipt by Realty and Operating of reasonable documentation therefor. In the event this Agreement is terminated for any reason other than a termination pursuant to Section 10.1(b) as a result of some act or omission by Investor after the date of this Amendment, then Realty and Operating will reimburse Investor for its reasonable Transaction Expenses up to $500,000, upon receipt by Realty and Operating of reasonable documentation therefor."

      5. Section 11.2(c) of the Agreement shall be amended to read in its entirety as follows:

             "(c) If the Closing Date does not occur on or before the Final Termination Date for any reason (including a termination by Realty and Operating pursuant to Section
    5.9(c)) other than because this Agreement is terminated pursuant to Section 10.1(a) or Section 10.1(b) as a result of some act or omission by Investor after the date of this Amendment, then Realty and Operating shall pay to Investor the Termination Fee."

      6. Section 11.4(k) of the Agreement shall be amended to read in its entirety as follows:

             "(k) `Final Termination Date' means March 31, 1997. However, if the Transaction is terminated as a result of a definitive agreement being entered into regarding an Alternative Transaction, the `Final Termination Date' shall mean the date such definitive agreement is entered into."

      7. The Public Companies represent and warrant to Investor that the Purchased Shares have been duly authorized and validly issued and are fully paid and nonassessable.

      8. Reference is made to the Confidentiality Letter Agreement, dated July 17, 1996, among the Public Companies and Colony Capital, Inc. (the "Letter Agreement"). The Public Companies agree that Colony (as defined under the Letter Agreement) is released from the restrictions set forth in numbered paragraph 7 of the Letter Agreement. Furthermore, to the extent that Colony proposes to the Public Companies or any other Person, or otherwise participates with another Person in any proposal to the Public Companies relating to, any transaction involving the Public Companies or their securities, security holders, businesses or assets, the Boards of the Public Companies will (i) afford such proposal the same level of consideration as they afford to transaction proposals from any third party and
(ii) not reject such proposal because of Colony's involvement; provided, however, that this provision is not intended to discharge or release Thomas J. Barrack, Jr. from his fiduciary duties as a member of the Boards of Directors of the Public Companies.

      9. The parties shall cooperate in the issuance of a joint press release with respect to this Amendment in the form attached.

      Except as otherwise provided in this Amendment, the Agreement remains in full force and effect.

      IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the parties hereto or by their duly authorized officers, all as of the date first above written.

                               SANTA ANITA REALTY ENTERPRISES, INC.


                               By: __/s/ Brian L. Fleming__
                                   Name: Brian L. Fleming
                                   Title: Acting President and
                                          Chief Executive Officer

                               SANTA ANITA OPERATING COMPANY


                               By: __/s/ Kathryn J. McMahon__
                                   Name: Kathryn J. McMahon
                                   Title: General Counsel and
                                          Secretary

                               COLONY INVESTORS II, L.P.

                               By:    Colony Capital, L.P.
                                      its general partner

                               By:    ColonyGP II, Inc.
                                      its general partner

                               By: __/s/ Kelvin L. Davis__
                                   Name:  Kelvin L. Davis
                                   Title:

                                  ATTACHMENT TO FIRST AMENDMENT


                 THE SANTA ANITA COMPANIES

                                                  NEWS RELEASE

CONTACTS:

For The Santa Anita Companies:       For Colony Capital:
Brian Fleming      (818) 574-6303    Owen Blicksilver  (212) 303-7603
Josh Pekarsky      (212) 593-2655    Doug Donsky       (212) 303-7608

                                     FOR IMMEDIATE RELEASE

           THE SANTA ANITA COMPANIES AND COLONY CAPITAL
      REVISE PROPOSED STRATEGIC ALLIANCE AGREEMENT, ALLOWING
                   DISCUSSION OF OTHER PROPOSALS

ARCADIA, CA, JANUARY 7, 1997 - The Santa Anita Companies (NYSE:SAR) and Colony Capital, Inc., today announced that they have revised their agreement concerning a proposed strategic alliance to permit The Santa Anita Companies to enter into discussions and negotiations with third parties with respect to transactions which might involve a transfer of control or some other transaction that maximizes shareholder value.

The Companies and Colony jointly agreed that it is in the best interests of all Santa Anita shareholders to permit full consideration by Santa Anita of alternative strategic transactions.

The Santa Anita Companies comprise Santa Anita Realty
Enterprises, Inc. and Santa Anita Operating Company. The shares of Santa Anita Companies trade on "paired" basis on the New York
Stock Exchange.

Santa Anita Realty Enterprises, Inc. owns the Santa Anita racetrack, interests in two major regional shopping centers, and other commercial properties. Santa Anita Operating Company conducts thoroughbred horse racing at Santa Anita Park through its subsidiary, Los Angeles Turf Club, Incorporated.

Colony Capital, based in Los Angeles, is an international, private investment firm that administers Colony Investors II, L.P., a $625 million real estate investment fund. Colony Investors currently owns 8% of The Santa Anita Companies.